SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2002

ATTUNITY LTD.
(Name of Registrant)

Einstein Building, Tirat Carmel, Haifa, Israel 39101
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

ATTUNITY LTD.

6-K Items

1. Attunity Ltd. Press Release dated August 23, 2002.

ITEM 1

Friday August 23, 4:18 pm Eastern Time

Press Release

SOURCE: Attunity

Attunity Founder and Chairman to Resume Post of CEO

WAKEFIELD, Mass.--(BUSINESS WIRE)--Aug. 23, 2002--Attunity Ltd. (NASDAQ: ATTU - News), a leader in business process, application and data integration solutions for the extended enterprise today announced that Arie Gonen, chairman of the board of the company, will resume the post of chief executive officer while the board conducts a search for a new CEO. Mr. Gonen replaces Paul MacKay, who is leaving Attunity for personal reasons.

"Through the unwavering dedication of Attunity employees over the past 18 months, Attunity has successfully established a strong foundation for the future," said Arie Gonen. "We remain confident in our continued ability to deliver improved results throughout the remainder of this year in spite of the challenging market and economic conditions."

"Our success is largely a result of the strong global partnerships we have established with industry leaders such as Oracle, Microsoft, and Hewlett Packard which continue to provide for us substantial revenue opportunities. A recent example is our important announcement with BAE SYSYTEMS to deliver data integration, migration and purification solutions to the U.S. Navy as part of a massive program to integrate 88 disparate legacy systems into a centralized system for its 3.4 million employees. We foresee the many large-scale integration projects in the future as a result of our strategic partnerships."

About Attunity Ltd.

Attunity(TM) is a leading provider of eBusiness Integration solutions that deliver dynamic business process, application and data integration within and across enterprises. Attunity gives organizations the power to leverage their IT investments by automating and managing business processes within the enterprise and with partners, suppliers and customers over the Internet.

Attunity delivers production-proven software and services to more than 1,000 companies worldwide and has strategic alliances with Oracle, Compaq and other world-class partners. Attunity products are available through direct sales and support offices in the United States, Israel, the United Kingdom, France, the People's Republic of China and Australia, as well as through full-service distributors: Mitsui, in Japan; Legato Solutions & Services Pte Ltd, in Singapore; SPL, in South Africa; Chang-Sung Systems, Inc. and Innodigital Company Ltd. in Korea; Netmaker Technology Company, in Taiwan; Consist International in Mexico, Central and South America, Germany and Spain; CrossZ Solutions S.p.A. in Italy, and Opera Technologies in Turkey. For more information, visit www.attunity.com or send email to info@attunity.com.

Information contained in this document which refers to ISG's future financial status is only management's best estimate at the present time and actual results could differ from present assumptions. SEC reports contain cautionary statements discussing various factors that could cause actual results to differ materially from management's present projections.

Contact:

Attunity
Dan Potter, 781/359-3502
dpotter@attunity.com

SIGNETURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.
(Registrant)

By______________________
Arie Gonen
Chairman

Date: August 27, 2002